# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Einstok Beer Company
12381 Wilshire Boulevard, Suite 105
Los Angeles, CA 90025
www.EinstokBeer.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Einstok Beer Company
**Address:** 12381 Wilshire Boulevard, Suite 105, Los Angeles, CA 90025
**State of Incorporation:** DE
**Date Incorporated:** January 24, 2022

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 2,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 214,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $5.00
**Minimum Investment Amount (per investor):** $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Investment Incentives*

**Time-Based:**

● First Landing Expedition: Invest within the first 48 hours and receive 20% bonus shares

● Conquer and Plunder: Invest within the first week and receive 15% bonus shares

● Early Invader: Invest within the first two weeks and receive 10% bonus shares

● Loyal Norseman: Invest within the first 30 days and receive 5% bonus shares

**Amount Based:**

Valhalla Calling

● $500+

○ $50 Einstök Merch Gift Card

Adventures Ahead

● $1,000+

○ $75 Einstök Merch Gift Card

○ 5% bonus shares

Ruthless Raider

- $2,500+
  - $100 Einstök Merch Gift Card
  - 10% bonus shares

Savage Seafarer

- $5,000+
  - $150 Einstök Merch Gift Card
  - 15% bonus shares

Odin's Treasure

- $10,000+
  - $250 Einstök Merch Gift Card
  - 20% bonus shares

Norsemen & Northern Lights

- $25,000+
  - $500 Einstök Merch Gift Card
  - 25% bonus shares

**All perks occur when the offering is completed.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.*

**The 10% StartEngine Owners' Bonus**

Einstok Beer Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Einstök Beer Company ("Einstok" or the "Company") is a global, premium craft beer brand. We have created award-winning Icelandic ales originating from a small brewery located in Akyreyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 imported Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a target customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe has required Einstok to develop and maintain solid relationships with freight forwarders. Once our beer is ready to ship, orders are loaded onto 40-foot containers which travel across the North Atlantic Ocean to Rotterdam and then transshipped to the U.S., Europe, and Asia.

*Einstök Beer Company was initially organized as Einstok Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly-owned subsidiary, Einstok Olgerd ehf, acts as our base in Iceland and was established and registered on August 9, 2013.*

*Competitors and Industry*

Key competitors vary according to our key styles of beer. For example, our White Ale competes against Hoegaarden (the #1 Belgian style wit beer in retail channels per IRI), Allagash, Hitachino White, Chimay and some other premium wit style beers. The beer industry is dominated by various large corporate brewers, e.g., Bud, Miller Coors, etc., and thousands of craft brewers.

When we started in 2011, there were about 2,400 breweries licensed in the US and the number now exceeds 9,000! We believe our special sauce is the incredible pure water of Iceland and an experiential approach to marketing the magic of the land of fire and ice, Iceland, as a pillar of our brand.

**CURRENT TRENDS**

Per the March/April 2022 issue of The New Brewer, published by The Brewer's Association, current craft beer trends provide an interesting snapshot of an increasingly eclectic beer market. For the more health-conscious consumer, there is a growing market share of non-alcoholic craft brews, anything that is less than .5 ABV, where taste profiles have become more refined, and for dessert lovers, a slew of dessert brews with ABVs up to 14.7 ABV are being introduced. And on the horizon looms a nascent market for cannabis-infused beer. Still, IPAs continue to drive craft beer growth and new permutations of this behemoth style are emerging. Interestingly, while the hard seltzer segment is in a decline, canned cocktails are emerging to take its place especially as the ABVs are closer to beer at 10% ABV than a margarita at 18%.

Einstök Beer enjoys the rare combination of being an import craft beer with the ability to leverage its unique origin story and unique location to stay competitive in an ever-changing landscape.

**National Beer Sales Data**

Per The Brewers Association:

"Overall U.S. beer volume sales were down 3% in 2020, while craft brewer volume sales declined 9%, lowering small and independent brewers' share of the U.S. beer market by volume to 12.3%.

Retail dollar sales of craft decreased by 22%, to $22.2 billion, and now account for just under 24% of the $94 billion U.S. beer market (previously $116 billion). The primary reason for the larger dollar sales decline was the shift in beer volume from bars and restaurants to packaged sales."

Luckily for Einstök, the majority of revenue is derived from beer sales that come from off-premise locations, or chain stores such as Beverages&More, Total Wine & More, and local liquor stores as well as big name grocery stores like Whole Foods and Publix. When bars and restaurants closed we found our sales increasing as people traded their pint at the pub for a six-pack from the store. Now with bars and restaurants re-opening, demand for draft is on the rise. And The Brewers Association believes that recovery is well on its way with respect to the craft beer market.

Fortune Business Insights predicted that the global market would decline in 2020 however, they believe that the market will grow from an estimated $102.6 billion to $210.8 by 2028.

Furthermore, Einstök Beer began selling in Asian markets in 2018 and saw a significant increase in sales to Taiwan specifically in 2021. We intend to continue fostering these relationships as the Asia Pacific craft beer market is expected to increase significantly by 2028, outpacing North America's market share

***Demand by Style***

The Brewers Association notes that when it comes to craft beer production, IPAs make up 30.2% with Belgian witbiers at 23.3%, followed by lagers at 9.1% and pale ales at 7.7%.

Einstök Beer's portfolio comprises predominantly Ales and Lagers with one Summer Seasonal Pilsner. Our flagship beer is a Belgian style witbier followed by our triple hopped Pale Ale and dry hopped Lager. IRI's Client Consultant, Cara Piotrowski says the top-selling craft beers are IPAs, wheat ales, seasonals, pilsners/pale lagers, amber/dark lagers and bocks. Einstök Beer produces a representative brew for each of those styles except IPA.

While we are always on the lookout for new trends and styles, we remain committed to the clean, refreshingly delicious taste profile we have carefully curated over our 10 years in business.

*Current Stage and Roadmap*

We currently distribute in 22 US states and are poised to grow our current distribution footprint both in the US and in non-US markets having the financial ability to provide better marketing and sales support in all markets. Due to the global supply chain and logistics mess occasioned by the spread of Covid, we are considering the possibility of brewing draft products in the US in order to deliver fresher beer at more competitive pricing without the burden of ocean freight rates that more than doubled in 2021.

## The Team

### Officers and Directors

**Name:** David R. Altshuler

David R. Altshuler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and CFO
  **Dates of Service:** January 24, 2022 - Present
  **Responsibilities:** Overall management/supervision of the business affairs of the Corporation. Mr Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding issued shares.

- **Position:** Chairman of the Board and Director
  **Dates of Service:** January 24, 2022 - Present
  **Responsibilities:** Preside at meetings of the Board which shall monitor the business affairs of the Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:

- **Employer:** David R. Altshuler, a law corporation
  **Title:** President
  **Dates of Service:** December 21, 2017 - Present

**Responsibilities:** Perform legal services to clients of such corporation.

**Name:** Kimberly A. Hoffman

Kimberly A. Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President and Director
  **Dates of Service:** January 24, 2022 - Present
  **Responsibilities:** Supervise all operations of the Company, i.e., logistics, order processing and accounting functions

- **Position:** Sr. Vice President, Operations
  **Dates of Service:** November 10, 2011 - Present
  **Responsibilities:** Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $96,000

Other business experience in the past three years:

- **Employer:** Einstok Beer Company LP
  **Title:** VP - Operations
  **Dates of Service:** November 10, 2011 - Present
  **Responsibilities:** Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

**Name:** Justin R. Dearborn

Justin R. Dearborn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President - National Sales
  **Dates of Service:** December 01, 2014 - Present
  **Responsibilities:** Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering common stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for companies to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our beer distribution and sales activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with Voting Rights*

The common stock that each investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The company might not sell enough securities in this offering to meet its future anticipated operating needs and fulfill its plans, in which case it will need to modify its business plan. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will face substantial financial pressures that may result in scaling back operations, e.g., produce less quantities of beer or fewer styles of beer. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*We face significant market competition*

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should further be assumed that competition will continue to exist over time.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is subject government regulation, i.e, federal and state regulatory agencies that control the marketing, sale and distribution of alcoholic beverages. The laws and regulations concerning the selling of beer may be subject to change and if they do then the selling of beer may impeded by such changes and/or materially impacted due to the imposition of new taxes on the importation and/or sales/distribution of beer. At such point your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*General Risk*
There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to

compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company.

*The amount raised in this offering may include investments from company insiders or immediate family members.*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*The amount raised in this offering may include investments from company insiders or immediate family members.*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust | 2,245,500 | Common Stock | 24.95% |
| Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust | 1,910,700 | Common Stock | 21.225% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

***Common Stock***

The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.

*Voting Rights*

Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.

*Material Rights*

*The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.*

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares or other forms of securities in the future. In other words, when the Company issues more shares, the percentage of a company that you own will be reduced, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

INTRODUCTION

While 2019 was what we now call a "normal" year for the Company, a confluence of unforeseen and uncontrollable events materially impacted our financial performance in 2020 and 2021, i.e, the global Covid pandemic which, in turn, resulted in 40% of our revenue sources evaporating when restaurants and bars were effectively closed down by governmental regulators, plus the resulting global logistics crisis with shipments being delayed, sometimes for months, which in turn impacted not only revenues but the Company's cash flow from sales of beer. We have zero bad debt as all of our distribution partners, globally, make timely payments for purchases of beer but when deliveries of beer were delayed, the Company still had an obligation to honor its payment obligations to the brewery which placed a lot of stress on the Company's cash flow.

While Q1 of 2022 has started strong, we are still facing significant challenges with respect to ocean freight rates which have now tripled from where they were just 2 years ago. To address this ongoing issue, we have begun exploring production options in the U.S. to allow us to bring our draft beer to market more quickly and much less expensively. And we can deliver the freshest beer possible. We will continue exploring production and shipping strategies for our packaged beer, which the capital raise will be instrumental in helping develop and refine.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2019

The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2019.

**Year ended December 31, 2019 compared to year ended December 31, 2018**

**Revenue**

Total revenue includes beer sales and sales of promotional merchandise and for 2019 was $5,412,149, down 9% from 2018. Revenue from just beer sales was $5,365,338 down about 8% over 2018. This decline was due in large part to sales slowing in our European markets, mostly in the Nordic countries. However, our Managing Director in Iceland continues to work closely with all our European partners to improve engagement and implement more robust marketing strategies to drive sales. Stateside sales, which comprises 70 to 80% of global sales, were about the same as 2018 with our newer markets continuing to gain traction, a trend which continues through 2021.

**Cost of sales**

Cost of beer sales in 2019 were $3,754,326, down more than 13% over 2018 due to re-negotiating our ocean freight costs along with the 35% decline slowdown in European sales.

### Gross margins

Gross margin for beer sales in 2019 was $1,657,823 or 30% -- up slightly from 2018, driven by successfully reducing our ocean freight costs.

### Expenses

The Company's expenses consist of, among other things, employee compensation and benefits, marketing and sales expenses, fees for professional services, office rent, and beer inventory storage and beer order management and fulfillment. Also included is debt service for two loans extended to the Company by private parties in late 2018 – see indebtedness section for more details.

While we hired a controller in late 2018 and saw increases across other categories, vigilant monitoring of other expenses offset those increases with total operating expenses down slightly to $1,865,064, compared to 2018, and continued to decline through 2021.

## EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2020

The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2020.

### Year ended December 31, 2020 compared to year ended December 31, 2019

### Revenue

2020 was quite a challenging year for everyone. However, as the restaurants and bars started closing, and the ongoing pandemic required people to say home, we found that sales at local bodegas and chain stores began to increase as people traded their pint or two for a six-pack or two. While total revenue, including merchandise and brand licensing, was $5,591,370, revenue from beer sales for 2020 was $5,500,133 up slightly over 2019, with Stateside sales up about 7% and European sales continuing to decline due to Covid lockdowns.

### Cost of sales

Cost of beer sales in 2020 were $3,898,449 up about 3% over 2019 due to increased beer sales and a moderate increase in beer cost and ocean freight cost.

### Gross margins

Gross margin for beer sales in 2020 was $1,692,921 or 30% -- about the same as 2019 – a win in our book as we were able to save what could have been a disastrous year.

### Expenses

Total operating expenses were down almost $50,000 to $1,816,526 as our sales reps stayed close to home, their travel costs were down 85%, and we closely monitored all expenses.

## EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2021

The following discussion is based on our reviewed, but unaudited, operating data and is subject to change once we prepare our consolidated financial statements for tax return purposes.

### Year ended December 31, 2021 compared to year ended December 31, 2020

### Revenue

With lockdowns lifted, total revenue from beer sales, merchandise sales and brand licensing in 2021 crossed the $6,000,000 mark for the first time in the Company's history to $6,349,335 an increase of more than 13% worldwide. Revenue from beer sales was $5,100,710, crossing the $5,000,000 mark for the first time! In the U.S., sales were up over 7% and sales in Europe and Asia were up over 53%. We were also successful in getting our two PPP loans totaling $218,447, forgiven which was helpful in offsetting the increase in Cost of Sales as noted below.

### Cost of sales

Cost of beer sales in 2021 was up about 23% due to the increase in sales. However, ocean freight costs comprise the majority of the cost increase as the rates between Iceland and the U.S. more than doubled in Q2 and continued to increase through the end of the year.

### Gross margins

Gross margin for beer sales in 2021 was $1,540,400 or 24% -- down over 2020 – driven by the significant increase in ocean freight rates.

### Expenses

Total operating expenses remained relatively flat at $1,429,245 as we continued to closely monitor all expenses.

### Historical results and cash flows:

The Company is currently generating revenues from operations. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because having fresh capital will enable Einstok to pursue a number of initiatives which will are believed to have a positive impact on revenues and profitability. Past cash was primarily generated through our beer sales. Our goal is to deploy fresh capital in a manner that will allow us to expand our distribution footprint, domestically and internationally, as well as supply financial support for marketing and sales.

## Liquidity and Capital Resources

### What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company does not have access to a credit facility or other sources of fresh capital. Current capital resources are limited to cash on hand which is approximately $100,000.00 in addition to current accounts receivable.

### How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our future company operations. These funds are required to support new product development, enhancement of current distribution opportunities in US markets where Einstok currently does not distribute, and marketing and sales support for existing markets.

### Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the continued viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

### How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a portion of a calendar month. The Company has the present ability to continue to operate as it has for the last two years but will not realize its potential for expanded distribution into new markets. The Company's current monthly "burn rate" is approximately $150,000 (exclusive of the cost of goods sold) which is covered by historical gross profits generated on a monthly basis.

### How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several additional years without the need for raising additional capital. This is based on a current monthly burn rate of approximately $150,000 for expenses related to general sales and administrative expenses which are paid from gross profits. The maximum capital raise will allow the Company to pursue its various initiatives for increasing sales, product research and development, additional marketing and sales support, etc.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has not contemplated additional future sources of capital.

## Indebtedness

- **Creditor:** Ellen Trujillo
  **Amount Owed:** $120,000.00
  **Interest Rate:** 8.0%
  **Maturity Date:** December 31, 2022

- **Creditor:** CocaCola European Partners
  **Amount Owed:** $1,000,000.00
  **Interest Rate:** 1.0%
  **Maturity Date:** December 31, 2023

- **Creditor:** Laura Sue Weiss
  **Amount Owed:** $370,000.00
  **Interest Rate:** 8.0%
  **Maturity Date:** December 31, 2022

## Related Party Transactions

- **Name of Entity:** Ellen Trujillo
  **Relationship to Company:** Family member
  **Nature / amount of interest in the transaction:** Ellen Trujillo is David Altshuler's sister. She loaned Einstok $120,000 at 8% interest.
  **Material Terms:** None

- **Name of Entity:** Einstok Olgerd
  **Names of 20% owners:** David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust
  **Relationship to Company:** Wholly owned subsidiary
  **Nature / amount of interest in the transaction:** Einstok Beer Company made an initial payment to fund operations of Einstok Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.

**Material Terms:** None

## Valuation

**Pre-Money Valuation:** $45,002,250.00

**Valuation Details:**

Einstök Beer Company has a significant U.S. footprint with a presence in 23 states, as well a growing footprint in Europe and Asia, especially Taiwan, and enjoys a large and engaged customer base. With the addition of a National Accounts Manager, whose primary mission will be to take our U.S. chain business to much deeper levels in new and existing markets, as well as the strength of our relationship with our current distributors, we expect that our Rate of Sale (ROS) will continue to increase year over year for the foreseeable future.

Our valuation takes into account these factors along with the expectation of continued growth in draft business as Covid recovery takes hold in earnest, growth in chain accounts, and growth in U.S. markets. Our sales plan will encompass both so-called wide and deep strategies where we will continue to bolt on new U.S. states, and increase market penetration in existing markets.

Einstök determined its pre-money valuation based on the following:

1. Year-over-year forecasted ROS increase trajectory based on 11-year sales history

2. Recovery and increases in draft business

3. 11 years in the craft beer space with iconic branding and strong brand recognition

4. Focused and engaged distribution partners who are committed to our growth

*The Company set its valuation internally, without a formal third party, independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the Company currently has only one class of security, no stock option plans or other securities with a right to acquire shares outstanding. The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.*

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*

94.5%
Sales are driven by providing marketing and sales support to our distribution partners. This includes everything from providing promotional items to participating in tasting events at beer festivals, incentives for salespeople, displays at retail stores, etc.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  10.0%
  We are already in the process of developing new product offerings, some of which, e.g., draft beer, may be produced in the United States in an effort to mitigate against the pressure from increased ocean freight costs and delays in international transit of goods from Iceland to our other markets.

- *Operations*
  20.0%
  We see the need for operating reserves which will give us the freedom to explore new marketing, sales and social media campaigns to further build our customer base in both domestic and international markets. Those campaigns require available capital.

- *Repurchase of brand distribution rights in Iceland*
  20.0%
  We traded our brand distribution rights in Iceland for a credit against outstanding obligations to the brewery. Our intention is to claw back those rights because we will then earn a 7% marketing/licensing fee based on sales of Einstök in Iceland. That will result in a 14% or greater rate of return on the cost of re-acquiring the rights (approximately $1.0 million USD) which allows us to cover 100% of our costs of maintaining operations in Iceland. Those operations include a modest amount of salaries to local staff, graphic arts and marketing/sales support for our European distribution partners.

- *Retirement of accounts payable and short term liabilities*
  20.0%
  We have accumulated trade payables and short term debt of approximately $1.0 million USD which will be eradicated and provide a stabilized balance sheet to support our continued growth while allowing us to meet our 2022 initiatives.

- *Working Capital*
  24.5%
  We require flexibility offered by working capital to address pressure points in our business model, e.g., the ability to buy minimum quantities of aluminum cans which can require an outlay of $200,000 in order to achieve cost savings which,

in turn, translates to greater profitability. Having access to a reasonable amount of working capital is essential to achieving that flexibility to react to market conditions as they evolve.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.EinstokBeer.com (Einstokbeer.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/einstok-beer-company

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Einstok Beer Company

*[See attached]*

# EINSTÖK BEER COMPANY, L.P.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board Members of
Einstök Beer Company, L.P.
Los Angeles, California

We have reviewed the accompanying financial statements of Einstök Beer Company, L.P. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of partners' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 25, 2022
Los Angeles, California

**EINSTOK BEER COMPANY L.P.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 78,014 | $ | 196,817 |
| Accounts Receivable, net | | 705,780 | | 445,899 |
| Inventory | | 769,431 | | 644,424 |
| Due from Related Parties | | 5,000 | | 5,000 |
| Prepaids and Other Current Assets | | 86,262 | | 88,782 |
| **Total Current Assets** | | **1,644,487** | | **1,380,923** |
| | | | | |
| **Total Assets** | **$** | **1,644,487** | **$** | **1,380,923** |
| | | | | |
| **LIABILITIES AND PARTNERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 1,117,072 | $ | 829,773 |
| Credit Card | | 190,878 | | 3,128 |
| Current Portion of Promissory Note and Loans | | 490,000 | | 594,945 |
| Other Current Liabilities | | 164,263 | | 185,670 |
| **Total Current Liabilities** | | **1,962,213** | | **1,613,516** |
| | | | | |
| Promissory Note and Loans | | - | | - |
| Contract Payable Distribution | | 935,923 | | 987,918 |
| **Total Liabilities** | | **2,898,136** | | **2,601,434** |
| | | | | |
| **PARTNERS' EQUITY** | | | | |
| Partners' Equity | | (1,253,649) | | (1,220,511) |
| **Total Partners' Equity** | | **(1,253,649)** | | **(1,220,511)** |
| | | | | |
| **Total Liabilities and Partners' Equity** | **$** | **1,644,487** | **$** | **1,380,923** |

*See accompanying notes to financial statements.*

**EINSTOK BEER COMPANY L.P.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 6,349,598 | $ 5,591,371 |
| Cost of Goods Sold | 4,809,198 | 3,898,449 |
| Gross Profit | 1,540,400 | 1,692,921 |
| | | |
| Operating Expenses | | |
| General and Administrative | 1,309,373 | 1,321,070 |
| Sales and Marketing | 119,873 | 100,971 |
| Total Operating Expenses | 1,429,245 | 1,422,041 |
| | | |
| Operating Income/(Loss) | 111,155 | 270,880 |
| | | |
| Interest Expense | 42,288 | 47,358 |
| Other Loss/(Income) | (216,194) | (126,496) |
| Income/(Loss) before provision for income taxes | 285,061 | 350,019 |
| Provision/(Benefit) for income taxes | 318,199 | 347,128 |
| | | |
| **Net Income/(Net Loss)** | **$ (33,138)** | **$ 2,891** |

*See accompanying notes to financial statements.*

| (USD $ in Dollars) | Partners' Equity |
|---|---|
| **Balance—December 31, 2019** | **$ (1,222,612)** |
| Capital Distribution | (790) |
| Net Income/(Loss) | 2,891 |
| **Balance—December 31, 2020** | **$ (1,220,511)** |
| Net Income/(Loss) | (33,138) |
| **Balance—December 31, 2021** | **$ (1,253,649)** |

*See accompanying notes to financial statements.*

# EINSTOK BEER COMPANY L.P.

## STATEMENTS OF CASH FLOWS

## (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Income/(Loss) | $ | (33,138) | $ | 2,891 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Changes in Operating Assets and Liabilities: | | | | |
| Accounts Receivable, net | | (259,881) | | (135,509) |
| Inventory | | (125,006) | | (192,324) |
| Prepaids and Other Current Assets | | 2,520 | | 61,820 |
| Accounts Payable | | 287,300 | | 199,611 |
| Credit Card | | 187,750 | | (69,057) |
| Contract Payable Distribution | | (51,996) | | (51,996) |
| Other Current Liabilities | | (21,407) | | 185,670 |
| **Net Cash Provided/(Used) by Operating Activities** | | **(13,859)** | | **1,107** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | - | | - |
| **Net Cash Provided/(Used) in Investing Activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital distribution | | - | | (790) |
| Borrowing on Promissory Note and Loans | | (104,945) | | 94,945 |
| **Net Cash Provided/(Used) by Financing Activities** | | **(104,945)** | | **94,155** |
| | | | | |
| Change in Cash | | (118,804) | | 95,262 |
| Cash—beginning of year | | 196,817 | | 101,555 |
| **Cash—end of year** | **$** | **78,014** | **$** | **196,817** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 42,288 | $ | 47,358 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Einstök Beer Company, L.P. was formed on September 22, 2010, in the state of California. The financial statements of Einstök Beer Company, L.P. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The company is engaged in the importation, distribution, and sale of beer, predominantly in the US, to third party licensed wholesale distributors. We partnered with Vífilfell, a beverage bottler and distributor, and respected company in Iceland. The Company also partnered with Vifilfell's owned brewery in Akureyri – a fishing port located just sixty miles south of the Arctic Circle. It was there that the partners hatched the idea to bring handcrafted, Icelandic beer to the world. Subsequently, Vifilfell was acquired by Coca-Cola European Partners, one of Europe's largest Coke bottler/distributors.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts Receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods are determined using a FIFO method.

**Income Taxes**

The Company is treated as a limited partnership for federal and state income tax purposes. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's partners are liable for individual federal and state income taxes on their respective allocable portion of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the importation, distribution and sale of beer predominantly in the US.

**Cost of sales**

Costs of goods sold include the cost of beers sold.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $119,873 and $100,971, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 25, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | $ 769,431 | $ 644,424 |
| **Total Inventory** | **$ 769,431** | **$ 644,424** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts Receivable consist primarily of trade receivables, Accounts Payable consist primarily of trade payables. Prepaid and Other Current Assets consist of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Security deposit charge to customer | $ 86,262 | $ 88,782 |
| **Total Prepaids and Other Current Asset** | **$ 86,262** | **$ 88,782** |

Other current liabilities consist of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Accrued Purchases | $ 164,263 | $ 170,688 |
| Customer Deposits | $ - | $ 14,982 |
| **Total Other Current Liabilities** | **$ 164,263** | **$ 185,670** |

Contract Payable Distribution represents a licensing fee charged to CCEP for the Einstök brand rights in Iceland. As of December 31, 2021, and December 31, 2020, outstanding balances were $935,923 and $987,918, respectively.

## 5. PARTNERS' EQUITY

The ownership percentages of the partners are as follows:

**As of Year Ended December 31, 2021**

| Partner's name | Ownership percentage |
|---|---|
| Altshuler Family Trust | 24.95% |
| The John & Katie Sichterman Family Tr | 23.73% |
| L. Brett Babat | 9.9% |
| John K. Barrett | 9.8% |
| Klein Family Trust | 9.9% |
| The Clareman Family Trust | 4.9% |
| Reichwald Family Trust | 4.9% |
| Betina Steinberg | 4.9% |
| Others | 7.1% |
| **TOTAL** | **100.0%** |

## 6. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes and loans agreements. The details of the Company's loans, notes, and the terms are as follows:

**2021**

| | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Ellen Trujillo- Promissory Note | $ 120,000 | 8.00% | 3/1/2020 | 12/31/2022 | $ 9,600 | $ 9,600 | $ 120,000 | $ - | $ 120,000 |
| Laura Sue Weiss -Promissory Note | $ 380,000 | 8.00% | 3/1/2020 | 12/31/2022 | $ 30,400 | $ 30,400 | $ 370,000 | $ - | $ 370,000 |
| **Total** | $ 500,000 | | | | **$ 40,000** | **$ 40,000** | **$ 490,000** | **$ -** | **$ 490,000** |

**2020**

| | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Ellen Trujillo- Promissory Note | $ 120,000 | 8.00% | 3/1/2020 | 12/31/2021 | $ 9,600 | $ 9,600 | $ 120,000 | $ - | $ 120,000 |
| Laura Sue Weiss -Promissory Note | $ 380,000 | 8.00% | 3/1/2020 | 12/31/2021 | $ 30,400 | $ 30,400 | $ 380,000 | $ - | $ 380,000 |
| PPP loan | $ 94,945 | 1.00% | 4/30/2020 | 4/30/2022 | $ 554 | $ 554 | $ 94,945 | $ - | $ 94,945 |
| **Total** | $ 594,945 | | | | **$ 40,554** | **$ 40,554** | **$ 594,945** | **$ -** | **$ 594,945** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 490,000 |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |
| **Total** | **$ 490,000** |

## 7. RELATED PARTY

In 2016, the company made an initial deposit to fund a related entity, Einstök Olgerd in Iceland, in the amount of $5,000. Einstök Olgerd from Iceland is wholly owned by the company. As of December 31, 2021, and December 31, 2020, the outstanding balance was $5,000.

## 8. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

October 15, 2019, the company entered into a standard multi-tenant office lease with the Wilshire LLC to rent business premises in Los Angeles, California. The base rent is $4,189 per month, and the lease ends on November 14, 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| Year | Obligation | |
|---|---|---|
| 2022 | | 50,268 |
| 2023 | | 50,268 |
| 2024 | | 46,079 |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **146,615** |

Rent expenses were in the amount of $50,767 and $42,195 as of December 31, 2021, and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 25, 2022, which is the date the financial statements were available to be issued.

The Company elected to convert to a Delaware corporation in contemplation of a public offering of common stock to investors through a crowd funding platform, i.e., www.StartEngine.com.

There have been no other events or transactions through December 31, 2021 which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# HVI: Einstök Beer Company

Drink. Conquer. Repeat.


EINSTÖK
SEIZE YOUR THIRST
EINSTÖK
ICELANDIC TOASTED PORTER
EINSTÖK
ICELANDIC WHITE ALE
EINSTÖK
ICELANDIC ARCTIC LAGER
EINSTÖK
EINSTÖK
ICELANDIC ARCTIC PALE ALE

Website | Los Angeles, CA | FOOD & BEVERAGE

Einstök Beer Company makes premium craft brews that stay true to our Icelandic heritage. Vikings were born to conquer and Einstök is laying siege to all other brews with our expertly crafted Icelandic beers that are as pure as the glacial water we use. Not only do each of our styles quench the Modern Viking's thirst for great beer, but we like to say that we deliver a wee bit of Iceland in every pint.

**$0.00** raised

| | |
|---|---|
| 0 Investors | $45M Valuation |
| $5.00 Price per Share | $250.00 Min. Investment |
| | Equity Offering Type |
| $1.07M Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*



## Reasons to Invest

- Einstök delivers a refreshingly delicious line of premium craft beers that have garnered international and critical acclaim. Currently available in 24 countries, we are the #1 craft beer in Iceland, as well as the country's #1 alcohol export.
- The overall beer market continues to grow! Valued at $100.2 billion in 2021, the market is projected to reach $210.78 billion by 2028. The craft beer market segment grew 21% to $26.8 billion in 2021, with the import beer market growing 21% over 2020.*
- Einstök has national account relationships with chains such as Total Wine, Whole Foods, Trader Joe's, Publix, and Target, among others.

*Market statistics provided by The Brewers Association (source)

## Icelandic-Brewed, Premium Craft Beer

**Not all beers are created equal.** In Akureyri, Iceland, where our beer is born, water from prehistoric glaciers flows down the Hlíðarfjall Mountain, through ancient lava fields. This **naturally filtered water** provides a foundation so balanced and pure, it doesn't even need to be treated before we start brewing, making it perfect for deliciously refreshing craft ales and lagers.


THE ONLY GLOBALLY DISTRIBUTED
ICELANDIC CRAFT BEER
EINSTÖK
ARCTIC LAGER

Einstök boasts the distinct pleasure of being **the only globally distributed Icelandic craft beer**, with a community of Honorary Vikings from all across the globe joining our adventure. Currently Einstök enjoys a solid U.S. footprint comprising 22 states, and internationally, we can be found throughout Western Europe, China, and Taiwan.

But there's still more to conquer! We hear from legions of thirsty Vikings every day in search of our premium Icelandic ales and lagers, and much like them, we hope to see Einstök on more shelves and menus across every major market in the U.S., as well as additional international markets.

As an established brand with over 11 years of experience, **our expedition is only beginning**.

THE PROBLEM

## Thirsty Vikings Search for Unique, Sessionable Beer

Variety is the spice of life. Currently there are over 9,100 licensed, domestic breweries in the US (source), yet too many brands dilute the overall excitement of a space that's inherently special and open to creativity. Einstök continuously strives to brew styles of beer that we think are underserved in the marketplace.

Consumers thirst for a delicious, refreshing craft brew, and in an environment plagued with so many choices, that thirst roars for a beer of distinct, high-end quality.


WITH OVER 9,100 DOMESTIC BREWERIES IN THE UNITED STATES
Too many brands water down the overall excitement of a space that's inherently special and open to creativity

(source)

THE SOLUTION

## Channel the Beauty of Iceland with Every Sip

To stand out in a fiercely competitive market filled with choices, Einstök has created a fleet of delicious brews to quench the thirst of Modern Vikings who yearn for a better beer. We have **a host of seasonal and year-round beers**, each of which we meticulously developed to be wholly unique and packed with flavor.

Our **Icelandic White Ale** is the flagship of our portfolio of delicious beer. We use pure Icelandic glacier water and a classic Belgian-style witbier recipe to make a clean, crisp beer that's balanced with bright orange peel and coriander. It's easy to drink again and again.


EINSTÖK
ÖLGERÐ
ICELANDIC
WHITE ALE
WHITE ALE
EASY TO DRINK AGAIN AND AGAIN
Pure Icelandic glacier water and a classic Belgian-style witbier recipe to make a clean, crisp beer with bright orange peel and coriander

The **Icelandic Arctic Pale Ale** walks the line of Western hoppiness and Old World subtlety. We combine three kinds of hops for this delectable brew: Cascade hops for American character, and Hallertau Tradition and Bavarian Northern Brewer hops to temper the bitterness. The result is a refreshingly Icelandic Arctic Pale Ale that any Modern Viking would love.


ARCTIC PALE ALE
REFRESHING FOR ANY MODERN VIKING
Cascade hops for American character, and Hallertau Tradition and Bavarian Northern Brewer hops to temper the bitterness
EINSTÖK
ICELANDIC
ARCTIC PALE ALE

For those who like the dark side, we recommend our **Icelandic Toasted Porter**. A wondrous blend of dark chocolate notes, aromatic coffee, and toasted malt undertones permeate this Baltic Porter. It's smooth on the palate and easy to drink, the perfect beer to sip when contemplating your next conquest.


TOASTED PORTER
THE PERFECT BEER FOR THOSE WHO LIKE THE DARK SIDE
A wondrous blend of dark chocolate notes, aromatic coffee and toasted malt undertones permeate this Baltic Porter
EINSTÖK
ÖLGERÐ
ICELANDIC
TOASTED PORTER
overall
87
94
style
RateBeer

Our **Icelandic Wee Heavy** will pillage your tastebuds with its otherworldly blend of birch-smoked barley and Icelandic Angelica, a fabled herb used by the Vikings. This Scotch Ale is rich and robust, with a touch of smokiness, and an incredibly balanced palate. Your tastebuds will have no choice but to be conquered.


SCORE
90
Outstanding
BeerAdvocate
WEE HEAVY
YOUR TASTEBUDS HAVE NO CHOICE BUT BE CONQUERED
A rich and robust, otherworldly blend of birch-smoked barley and Icelandic Angelica, a fabled herb used by the Vikings
EINSTÖK
ICELANDIC
WEE HEAVY

If you're looking for a beer that's as crisp as Iceland's glaciers, then our **Arctic Lager** is for you. This delicious combination of Munich & Pilsner Malts and dry-hopped with Citra & Citra Cryo hops yields a full-flavored and refreshing lager worthy of any thirsty Viking.


DRY-HOPPED LAGER
EINSTÖK
ÖLGERÐ
ICELANDIC
ARCTIC LAGER
ARCTIC LAGER
A BEER THAT'S AS CRISP AS ICELAND'S GLACIERS
A delicious combination of Munich & Pilsner Malts, dry-hopped with Citra & Citra Cryo hops for a full-flavored and refreshing lager

For a refreshing taste of the Icelandic springtime, try our **Arctic Berry Ale**, a delicious witbier flavored with hand-picked Icelandic bilberries. To celebrate summer, Einstök offers our **Lime & Juniper Pils**, a gin-and-tonic-inspired pilsner with a bright and vibrant taste.


A HOST OF SEASONAL BEERS FOR ANY FESTIVITY
Icelandic Winter Ale
Smokey Winter Ale
Lime & Juniper Pils
Summer Pilsner
Arctic Berry Ale
Springtime Witbier
Icelandic Doppelbock
Light Holiday Brew
EINSTÖK
ICELANDIC
WINTER ALE
EINSTÖK
ICELANDIC
LIME & JUNIPER PILS
EINSTÖK
ICELANDIC
ARCTIC BERRY ALE
EINSTÖK
ICELANDIC
DOPPELBOCK

When the winter months come around, grab an **Icelandic Winter Ale**, a full-bodied, smokey ale made with Icelandic spruce tips that'll warm any Viking's cockles. Closing our seasonal offerings, and the year, is our **Icelandic Doppelbock**, a smooth and sweet lager that's light in body and packed with a chocolatey palate and a whiskey aftertaste.

All of Einstök's flavor profiles were crafted specifically to pair with food, making us **the Chef's Choice®.**

THE MARKET

## Quenching the Modern Viking's Thirst

Einstök's unwillingness to compromise has led us to become **the #1 Icelandic craft beer** and fulfill a premium craft import niche around the world. All of our delicious beer styles are brewed with the purest water on earth, trickled down from Icelandic glaciers and naturally filtered through lava rock.


THE #1 ICELANDIC CRAFT BEER
EINSTÖK
ICELANDIC
ARCTIC LAGER

Our community of Honorary Vikings who enjoy our brews around the world is equally as important as the water we source. Einstök takes immense pride in our global fanbase who have helped us conquer part of the premium craft beer space.

OUR TRACTION

## Found Everywhere, From Dive Bars to Michelin Star Restaurants

Since Einstök was first introduced in 2011, our ability to keep up with demand has been challenging - a problem we're thankful to have! **Currently found in over 20 countries**, Einstök has since grown to be an international success.



**Our US conquest has expanded to 22 states**, and we sell at major retailers such as Total Wine & More, BevMo!, Trader Joe's, Cost Plus World Market, Whole Foods, Publix, and ABC Fine Wine & Spirits. Moreover, Einstök has proven to be a battle-hardened, pandemic-proof business as **we increased our chain sales by 38% over 2019**, with a demand that continues to grow by the day.


WE HAVE EXPANDED OUR INTERNATIONAL CONQUEST TO OVER 20 COUNTRIES
SOLD AT MAJOR RETAILERS SUCH AS
Total Wine
BevMo!
TRADER JOE'S
WORLD MARKET
WHOLE FOODS
Publix
ABC
EINSTÖK ÖLGERÐ ICELAND
WE HAVE PROVEN TO BE A PANDEMIC-PROOF BUSINESS AS WE INCREASED OUR CHAIN SALES BY
38%
OVER 2019, WITH A DEMAND THAT CONTINUES TO GROW BY THE DAY

We're also proud to boast **numerous accolades for our brews**. Einstök has won gold, silver, and bronze awards in prestigious beer competitions such as the New York International Beer Competition, the Los Angeles International Beer Competition, and the London International Beer Challenge, with our Arctic Pale Ale even being recognized as **one of GQ Magazine's 100 Best Things in the World**.


2018
LOS ANGELES International
2017 SILVER
MEININGER
BEER CHALLENGE
CRAFTBEER
SILBER
BEER CHALLENGE

WHY INVEST

## Seize Your Thirst and Help Us Conquer the Craft Beer Space

Einstök Beer is an Icelandic innovation that has captured the hearts and palates of thirsty Vikings around the globe. We believe no other Icelandic beer has achieved our commercial success as a global brand.

Our voracious base, premium ingredients, and undeniably delicious taste, have all propelled us to become the #1 craft beer in our home country, and we've created a portfolio of great beers capable of doing the same in the U.S. and abroad.

Einstök has an advantageous position in a booming, **craft beer industry that is expected to more than double by 2028*** - with all the makings to become a leading premium craft import.

**Source: Fortune Business Insights*

Help us conquer the craft beer space and invest in Einstök Beer Company today.


HELP US CONQUER THE CRAFT BEER SPACE
INVEST IN EINSTÖK BEER COMPANY

## In the Press

QUENCH MAGAZINE

SHOW MORE

# Meet Our Team



## David R. Altshuler

Chairman of the Board and Director

*A long time lawyer focused on advising on business transactions, start ups/capital formation, and exit strategies, David was one of three original founders who conceived of Einstök Beer. He has guided hundreds of start up companies through various phases of their evolution while advising small, medium and large business enterprises on all aspects of business in various industries, e.g., hospitality, finance, entertainment, tech, etc.*



## Kimberly A. Hoffman

Senior Vice President - and Director

*Kimberly Hoffman joined the Einstök adventure at the end of 2011 and enjoys the honor of being Employee #1. Kim is a seasoned operations director with over 20 years of experience with start-up enterprises in the wine and spirits industry. Over the past 10 years, she has overseen Einstök's explosive and exponential growth year over year, quickly adapting operational protocols to match the ever-changing sales landscape. She is directly responsible for world-wide demand planning and production forecasts as well as developing and maintaining relationships with key logistics vendors.*


EINSTÖK

## Justin R. Dearborn

Vice President - National Sales

*Justin has been with Einstök for over 7 years, and has seen our distribution footprint grow from just 6 states when he joined the company in 2014 to now a 22 state footprint with more growth to come in the future. Justin has been instrumental in Einstök's growth in the grocery chain segment adding national chain accounts like HEB, Kroger, Publix, Target, Trader Joe's, Whole Foods, Wegmans, and more. During Justin's tenure, US Revenues have grown more than 700% as Einstök has continued to conquer the US year after year. He's looking forward to continued growth, and seeing Einstök on every shelf and bar tap across the United States.*



## Manoj Rao

Chief Marketing Officer

*Manoj serves as Einstok's virtual CMO. He has 20+ years of work experience in marketing, brand and product strategy, and leadership experience across multiple industries, In addition to working with Einstok, Manoj has worked with notable brands such as Target, Jennifer Lopez, Rogers (Canada), Bell and IBM.*



## Vanja Jovanovic

Logistics and Marketing coordinator

*Vanja started as an Einstok summer intern straight from college and evolved into helping Kim with logistics support and Manoj with support for social media and marketing. Vanja works with our ocean freight partners, the purchasing departments of our distributors, and she assists with social media channels and analytics to grow engagement. Additionally, she helps with our merch program by managing inventory levels, customer service and state reporting.*



## Gudjon Gudmundsson

Managing Director – Einstök Olgerd ehf (Iceland)

*Gudjon, an Icelander and full time resident of Reykjavik, is managing director of Einstök Olgerd ehf, a wholly-owned subsidiary of Einstok Beer Company. Gudjon spent 15+ years with the brewery operation with responsibility for managing marketing and sales before he joined Einstok in 2013. He has primary responsibility for managing exports to distributors in Europe as well as liaising with our brewing partners in Iceland. He regularly consults with Einstok's senior management team on global marketing and sales strategies with focus on honoring the Icelandic heritage of our brand.*

Offering Summary

| | | |
|---|---|---|
| **Company** | : | Einstok Beer Company |
| **Corporate Address** | : | 12381 Wilshire Boulevard, Suite 105, Los Angeles, CA 90025 |
| **Offering Minimum** | : | $10,000.00 |
| **Offering Maximum** | : | $1,000,000.00 |
| **Minimum Investment Amount (per investor)** | : | $250.00 |

Terms

| | | |
|---|---|---|
| **Offering Type** | : | Equity |
| **Security Name** | : | Common Stock |
| **Minimum Number of Shares Offered** | : | 2,000 |
| **Maximum Number of Shares Offered** | : | 200,000 |
| **Price per Share** | : | $5.00 |
| **Pre-Money Valuation** | : | $45,002,250.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Investment Incentives*

**Time-Based:**

● First Landing Expedition: Invest within the first 48 hours and receive 20% bonus shares

● Conquer and Plunder: Invest within the first week and receive 15% bonus shares

● Early Invader: Invest within the first two weeks and receive 10% bonus shares

● Loyal Norseman: Invest within the first 30 days and receive 5% bonus shares

**Amount Based:**

Valhalla Calling

● $500+

○ $50 Einstök Merch Gift Card

Adventures Ahead

● $1,000+

○ $75 Einstök Merch Gift Card

○ 5% bonus shares

Ruthless Raider

● $2,500+

○ $100 Einstök Merch Gift Card

○ 10% bonus shares

Savage Seafarer

● $5,000+

○ $150 Einstök Merch Gift Card

○ 15% bonus shares

Odin's Treasure

● $10,000+

○ $250 Einstök Merch Gift Card

○ 20% bonus shares

Norsemen & Northern Lights

● $25,000+

○ $500 Einstök Merch Gift Card

○ 25% bonus shares

**All perks occur when the offering is completed.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus.*

**The 10% StartEngine Owners' Bonus**

Einstok Beer Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow HVI: Einstök Beer Company to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing Einstok. Drink. Conquer. Repeat.

Einstok Beer is a globally distributed, award-winning, Icelandic craft beer.

Einstok is created from the Icelandic water that flows from glaciers, through lava fields, and delivers some of the purest water on Earth.

In 2011, Jack Sicterman and I arrived in Iceland with one goal - to create the first Icelandic-brewed premium craft beer.

Knowing beer is 95% water, we sourced the first and most vital ingredient, from the local springs of a mountain that stands guard over the town of Akureyri - just 60 miles south of the Arctic Circle.

Einstok Beer is crafted with locally-sourced ingredients, and the brewery runs on 100% renewable energy sources - geothermal and hydropower.

Einstok has won multiple Gold, Silver, and Bronze awards at numerous blind tasting competitive beer competitions in both the United States and abroad.

Einstok has become the #1 craft beer and also the #1 alcohol export from Iceland. This includes distribution throughout Asia and 20 other countries around the world.

Across the nation, you can find Einstok Beer on the shelves at, ABC Liquors, BevMo (CA), Cost Plus World Market, HEB (Texas), Kroger, Publix, Target, Total Wine, Trader Joe's, and Whole Foods, just to name a few.

The future is bright for Einstok. And we want YOU to be a part of the journey.

In 2021, the U.S. beer market realized sales of $102.2 Billion dollars, and the craft beer segment realized sales of $26.8 Billion dollars, which represents a 21% increase over sales in 2020.

So Won't you come to join us raise a glass, and DRINK....CONQUER.....REPEAT!

SKAL!

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